Lincoln Variable Insurance Products Trust 1300 South Clinton Street Fort Wayne, Indiana 46802 United States of America

VIA e-Mail and EDGAR

August 27, 2012

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

RE:

Lincoln Variable Insurance Products Trust (the “Trust”) – LVIP American Preservation Fund, LVIP BlackRock Emerging Markets Index RPM Fund, (each a “Fund,” and collectively, the “Funds”)

File Nos.:  811- 08090 and 033-70742

Post-Effective Amendment Nos. 139 and 140

Date Filed:    June 12, 2012

Dear Mr. Zapata:

This letter responds to comments Alberto Zapata’s comments of July 31, 2012 regarding the above-referenced filing.

General Comments

Comment 1.    To the extent that each Fund distributes a Summary Prospectus, please include a copy of the legend.

Response:      The following legend will be included in each Summary Prospectus:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at (or www.LincolnFinancial.com/lvipservice for Service class shares). You can also get this information at no cost by calling 877- ASK LINCOLN (877-275-5462) or by sending an e-mail request to callcenter@LFG.com. The Fund’s prospectus and statement of additional information, both dated April 30, 2012, and most recent report to shareholders, dated December 31, 2011, are all incorporated by reference into this Summary Prospectus.”

   Mr. Alberto Zapata, Esq.

   Securities and Exchange Commission

Comment 2.  Please confirm that each Fund’s principal risk relates to a principal investment strategy.

Response:    We can confirm that each Fund’s principal risk relates to a principal investment strategy.

Comment 3.  Please include all relevant documents with the Funds’ next filing (e.g., financial statements or other materials required to be included in the Registration Statement filing).

Response:    We will include all relevant documentation with the Funds’ next filing.

LVIP BlackRock Emerging Markets RPM Fund

Comment 4.  Please correct the typo on the last sentence in the first paragraph on page 5 and capitalize the sentence.

Response:      We have corrected the sentence.

Comment 5.  Please identify the specific index in which the Fund will invest.

Response:  We can confirm that the Fund will invest in the Russell Emerging Markets Index and have modified the disclosure to reflect the Index.

Comment 6.  Under “Principal Investment Strategies” reference is made to the following sentence: “Under normal circumstances, the Fund invests at least 80% of its assets, determined at the time of purchase, in stocks held by the benchmark index.” Please confirm that the Fund’s name and disclosure conform to the Names Rule. As noted in the Rule, the Staff believes index funds generally would be expected to invest more than 80% of their assets in index securities.

Response:      We have amended the sentence as indicated below. We are aware of the Staff’s position that index funds generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.

“Under normal circumstances, the Fund invests at least

80% of its assets in stocks held by the benchmark index.”

LVIP American Preservation Fund

Comment 7.  Please correct the typos in the second paragraph on page 4.

Response:      We have corrected the paragraph.

   Mr. Alberto Zapata, Esq.

   Securities and Exchange Commission

Comment 8.  The Fund lists investing in other funds as a risk of investing in the Fund. Please confirm that all risks identified are principal risks of the Fund, taking into consideration the risks of the underlying funds in which the Fund invests.

Response:      We believe that all principal risks of investing in the Fund have been disclosed as “Principal Risks.”

Equity Funds’ Statement of Additional Information

Comment 9.  On page 22-23 in the table “Purchases of Securities of Regular Brokers or Dealers” please either footnote the funds that list “N/A” as a response to clarify that the funds did not use Broker/Dealers, or remove the Funds from that table.

Response:      We have removed the funds from the table for which N/A was a response.

Asset Allocation Funds’ Statement of Additional Information

Comment 10. Please correct the typo on page 28 changing the footnote “G” to “H”.

Response:      We have made the correction.

Comment 11.  Tandy Representations:

Response:      In regards to the referenced filing, the Funds acknowledge the following:

—	The Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

—	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

—	The Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Mr. Alberto Zapata, Esq.

   Securities and Exchange Commission

Please call me at 484-583-8083 with any further questions or comments. Thank you for your assistance.

Very Truly Yours,

/s/ Lisa Matson

Lisa Matson

Senior Counsel

cc:	Zandra Bailes, Esq. –Securities and Exchange Commission

Jill R. Whitelaw, Chief Counsel – Funds Management, Lincoln

Colleen Tonn, Senior Counsel – Funds Management, Lincoln

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